CM Original

14040285

SECU ... SSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyway Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tampa Street, Suite 3550
(No. and Street)

Tampa — Florida — 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Crino 813-514-1833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650, Tampa, Florida 33602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB 3/31/14

OATH OR AFFIRMATION

I, Bryan Crino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyway Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ELIZABETH A. CAULFIELD
My Comm. Expires
Nov 28, 2016
No. EE 118296
NOTARY
PUBLIC
STATE OF FLORIDA

Elizabeth A. Caulfield

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKYWAY
ADVISORS

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

February 28, 2014

SEC Headquarters
Registrations Branch
100 F Street, NE
Washington, DC 20549

Re: Skyway Advisors, #124630
Annual Audit 2013

Please find enclosed two copies of the annual audit for Skyway Advisors.

If you have any questions, please feel free to give me a call.

Sincerely,

Bryan Crino
Skyway Advisors

SKYWAY CAPITAL PARTNERS
100 NORTH TAMPA STREET, SUITE 3550 ■ TAMPA, FL 33602
813.318.9600
www.skywaycapital.com

SKYWAY ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

Warren Averett
CPAs AND ADVISORS

SKYWAY ADVISORS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2013

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Skyway Advisors, LLC
Tampa, Florida

Report on the Financial Statements
We have audited the accompanying financial statements of Skyway Advisors, LLC, which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations and changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyway Advisors, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Warren Averett, LLC

Tampa, Florida
February 25, 2014

SKYWAY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 192,917
Accounts receivable	12,314
Due from related parties	80,000
Furniture and equipment, net	2,340
Prepaid expenses and other assets	25,653
	$ 313,224

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 11,889
Members' equity	301,335
	$ 313,224

See notes to the financial statements.

SKYWAY ADVISORS, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Success fees	$ 569,471
Retainer income	40,000
Management fees and other	37,670
Total revenues	647,141
EXPENSES	
Professional fees	640,013
Licenses and permits	18,573
Travel and marketing	99,080
Occupancy	64,969
Communications	12,586
Other	65,819
Total expenses	901,040
NET LOSS	(253,899)
MEMBERS' EQUITY AT BEGINNING OF YEAR	555,234
MEMBERS' EQUITY AT END OF YEAR	$ 301,335

See notes to the financial statements.

SKYWAY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (253,899)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	6,850
Changes in operating assets and liabilities:	
Accounts receivable	340,539
Prepaid expenses and other assets	(5,708)
Accounts payable and accrued expenses	(10,808)
Net cash provided by operating activities	76,974
CASH FLOWS FROM INVESTING ACTIVITIES	
Due from related parties	34,398
INCREASE IN CASH	111,372
CASH AT BEGINNING OF YEAR	81,545
CASH AT END OF YEAR	$ 192,917

See notes to the financial statements.

1. DESCRIPTION OF BUSINESS

Skyway Advisors, LLC (the "Company") is a Florida limited liability company that was organized as Skyway Capital, LLC in 2002. It changed its name to Skyway Capital Partners, LLC in 2002 and then changed its name to Skyway Advisors, LLC in 2003. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide several classes of services including investment banking, debt financing, and financial advisory services. The Company provides such services to companies throughout the country. The corporate headquarters is located in Tampa, Florida. The Company has two members, each of whom has the same rights and privileges. According to the Operating Agreement, the liability of the members is limited to their total capital contributions and their share of any assets and undistributed profits of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Management Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash
Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2013, the Company had no amounts on deposit in excess of the federally insured limits of $250,000 per depositor at each financial institution.

Accounts Receivable
Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. Based on management's review of accounts receivable, no allowance for doubtful accounts was considered necessary at December 31, 2013. Interest is not typically charged on past due receivables.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING - CONTINUED

Revenues

Revenues consist of fees earned from providing merger and acquisition, financial restructuring, securities sales and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Retainer fees are recognized over the shorter of the initial term of the engagement or the estimated duration of the work performed. Consulting fees are recognized as the services are provided.

Income Taxes

The Company is treated as a partnership for income tax purposes. As a result, the members will report the entire taxable income on their income tax returns. Therefore, no provision for income taxes has been included in these financial statements.

The Financial Accounting Standards Board Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2013. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2010.

3. FURNITURE AND EQUIPMENT

Furniture and equipment consist of:

Furniture	$ 60,895
Computer hardware	27,969
	88,864
Accumulated depreciation	(86,524)
	$ 2,340

Depreciation expense amounted to $6,850 for the year ended December 31, 2013.

4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a company related by common ownership, whereby the Company will receive certain personnel services and office space in return for providing management services, communications, general office expenses, and paying a monthly cash payment of approximately $16,750. The value of the services exchanged for the year ended December 31, 2013 was allocated as follows:

Professional fees received	$ 238,750
Occupancy expenses received	36,810
Management services provided	(10,000)
Communications provided	(43,200)
Other general office expenses provided	(21,320)
Payment by Company	(201,040)
	$ 0

As of December 31, 2013, an entity under common ownership owed the Company $80,000 for amounts collected on behalf of the Company from one of the Company's customers, which is included in due from related parties on the accompanying statement of financial condition. In addition, another entity under common ownership owed the Company $7,147 for the reimbursement of expenses, which is included in accounts receivable on the accompanying statement of financial condition. This same entity also owes the company $12,923 for a security deposit, which is included in prepaids and other assets on the accompanying statement of financial condition. These amounts are non-interest bearing.

As mentioned in Note 2, the Company reports as a partnership. In lieu of salaries, the members receive distributions proportionate to their ownership percentage.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

5. COMMITMENTS

The Company rents equipment under a non-cancelable operating lease that expires in 2015.

The remaining minimum lease payments due under this operating lease as of December 31, 2013 are as follows:

Year Ending December 31,	
2014	$ 2,955
2015	2,463
	$ 5,418

6. CAPITAL WITHDRAWALS

As the Company closes investment banking transactions, it may, at its discretion, withdraw capital from the business to make distributions to its members. These withdrawals are dependent on the timing and amount of investment banking fees received. No withdrawals were made during the year ended December 31, 2013.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2013, the Company had net capital of $181,028, which was $176,028 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.07-to-1.00.

SUPPLEMENTARY INFORMATION

SKYWAY ADVISORS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL	
Total members' equity	$ 301,335
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	301,335
Add subordinated borrowings allowable in computation of net capital	-
Add other deductions or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	301,335
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	12,314
Due from related parties	80,000
Furniture and equipment, net	2,340
Prepaid expenses and other assets	25,653
Total deductions and/or charges	120,307
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	181,028
HAIRCUTS ON SECURITIES	-
TOTAL NET CAPITAL	$ 181,028
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 11,889
Computation of basic net capital requirement:	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$ 793
Minimum net capital required	$ 5,000
Excess net capital	$ 176,028
Ratio: aggregate indebtedness to net capital	7%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

SKYWAY ADVISORS, LLC
SCHEDULE II - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

SKYWAY ADVISORS, LLC
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

SKYWAY ADVISORS, LLC
SCHEDULE IV - SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2013

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Members of
Skyway Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of Skyway Advisors, LLC (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Tampa, Florida
February 25, 2014

Warren Averett
CPAs AND ADVISORS

100 S Ashley Drive, Suite 1650
Tampa, FL 33602
813.229.2321
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Skyway Advisors, LLC
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Skyway Advisors, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries (check #1045 for $62 and check #1182 for $1,439), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [agreed $10,000 to the 2013 expense sharing agreement with Skyway Capital Partners LLC; agreed $27,670 to detail listing of expense reimbursements received; agreed $8,976 to invoices supporting the legal and printing costs], noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. There were no overpayments applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Tampa, Florida
February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065702 FINRA DEC
SKYWAY ADVISORS LLC 14*14
ATTN: BRYAN CRINO
100 N TAMPA ST STE 3550
TAMPA FL 33602-5878

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 1501

B. Less payment made with SIPC-6 filed (exclude interest) (62.00)

7/12/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1439

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1439

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1439

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Skyway Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 2nd day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 647,140
2b. *Additions:*	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	8976
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	37,670
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	46,646
2d. SIPC Net Operating Revenues	$ 600 494
2e. General Assessment @ .0025	$ 1501 (to page 1, line 2.A.)